

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 27, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.125% Subordinated Debentures due 2059 of American Financial Group, Inc. under the Exchange Act of 1934.

Sincerely,

Ben Sawyn

An Intercontinental Exchange Company

© 2019 Intercontinental Exchange, Inc.